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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

March 31, 2021

VIA UPS OVERNIGHT DELIVERY

Mr. Ronald Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, DC 20549

Re:	Invesco Real Estate Income Trust Inc.
Amendment No. 2 to Draft Registration Statement on Form S-11
Submitted November 12, 2020
CIK No. 0001756761

Dear Mr. Alper:

This letter sets for the response of our client, Invesco Real Estate Income Trust Inc. (the “Issuer”), to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 7, 2020, pertaining to Amendment No. 2 to the Issuer’s draft Registration Statement on Form S-11 that was confidentially submitted to the Commission on November 12, 2020. In connection with the submission of this correspondence, the Issuer publicly filed its Registration Statement on Form S-11 with the Commission via EDGAR. We have included your comment below, followed by the Issuer’s response thereto.

Amendment to Draft Registration Statement on Form S-11

Investment Portfolio

Medical Office Portfolio, page 110

1.    Comment:    We note your disclosure relating to your September 29, 2020 acquisition of an ownership interest in the MOB Portfolio and that you may acquire up to seven additional MOBs. Please tell us how you determined it was unnecessary to provide financial statements and pro forma financial information related to these acquired or to be acquired properties.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Mr. Ronald Alper

March 31, 2021

Response:    Consistent with the Issuer’s prior discussions with the Staff, the Issuer has included in the Registration Statement financial statements and pro forma financial information related to the acquisition of the MOB Portfolio and certain other property acquisitions.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Mr. Aaron C. Hendricson, Alston & Bird LLP
Mr. Robert Rigsby, Invesco Ltd.